Exhibit 6.14

AIRCRE

3rd AMENDMENT TO LEASE

THIS AMENDMENT TO LEASE is made and entered into as of February 16, 2021, by and between 1400 Tennessee Street, LLC, a California Limited Liability Company ("Lessor") and Coyuchi, Inc., a California Corporation ("Lessee").

WHEREAS, on or about November 15, 2015 a Lease was entered into by and between Lessor and Lessee relating to certain real property commonly known as (street address, city, state, zip): 1400 Tennessee Street, Unit #1, San Francisco, CA 94107 (the "Premises"), and

WHEREAS, Lessor and Lessee ☑ have ☐ have not previously amended said Lease, and

WHEREAS, the Lessor and Lessee now desire to amend said Lease,

NOW, THEREFORE, for payment of TEN DOLLARS and other good and valuable consideration to Lessor, the receipt and sufficiency of which is hereby acknowledged, the parties mutually agree to make the following additions and modifications to the Lease:

☑ TERM: The Expiration Date is hereby ☐ advanced ☑ extended to December 31, 2022 .

☐ AGREED USE: The Agreed Use is hereby modified to: ________ .

☑ BASE RENT ADJUSTMENT: Monthly Base Rent shall be as follows: January 1, 2021 - December 31, 2022: $18,000.00 per month.

☑ OTHER:

1. Option to extend: At the end of extended lease term, December 31, 2022, Lessor agrees, that Lessee shall have and is hereby granted an option to extend the term of this Lease for up to five years per terms outlined in Exhibit A. See attached.

2. Improvements: Lessor shall make improvements at Lessor's expense as discussed with Lessee as follows: (a.) A separation wall in front of the bathrooms. (b.) A separation wall at 24th street entrance to create a privacy barrier; (c.) Kitchen: Build separation wall between kitchen and work spaces and provide new kitchen cabinets and counter top. (d.) Remove dividing wall between 2 offices to create one conference room and (e.) Enclose an area to create one additional office, including windows as discussed on 2/2/21.

This Agreement shall not be construed against the party preparing it, but shall be construed as if all parties jointly prepared this Agreement and any uncertainty and ambiguity shall not be interpreted against any one party.

All other terms and conditions of this Lease shall remain unchanged and shall continue in full force and effect except as specifically amended herein.

EXECUTED as of the day and year first above written.

By Lessor:
1400 Tennessee Street, LLC a California Limited Liability Company

By: DocuSigned by: Redmond Lyons 48C94E0A39344... 3/8/2021
Name Printed: Redmond Lyons
Title: Owner/Managing Member
Phone: (415) 550-9551
Fax:
Email: redmond@rgroupdev.com

Address: 650 Texas Street, San Francisco, CA 94107
Federal ID No.: 34-4764194

By Lessee:
Coyuchi, Inc., a California Corporation

By: DocuSigned by: Michelle Meyer 2/22/2021
Name Printed: Michelle Meyer
Title: CFO
Phone: (415) 299-8743
Fax:
Email: mmeyer@coyuchi.com

Address: 1400 Tennessee St., Unit #1, San Francisco, CA 94107
Federal ID No.: 68-0263042

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INITIALS

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INITIALS

Exhibit A

3rd Amendment to Commercial Lease Agreement between 1400 Tennessee Street, LLC and Coyuchi, Inc., for the premises at 1400 Tennessee Street, Unit #1, San Francisco.

One to Five-Year Extension Option Term at Fair Market Rent

Lessor agrees that Lessee shall have and is hereby granted an option to extend the term of this Lease for up to five years upon the terms herein, providing Lessee is not in default beyond any applicable cure period under this Lease without cure either at time of exercise of the renewal option or at the time of commencement of the renewal term. All terms, covenants, and provisions of this Lease shall apply to such option term.

If Lessee shall elect to exercise the extension option, it shall do so by giving Lessor notice in writing of its intention to do so no earlier than 180 days nor no later than 90 days prior to the expiration of the initial Term of this Lease, stating in such notice that it elects to extend the term of this Lease for up to a 5-year term. During the option period, the Base Rent shall be as follows:

The monthly Base Rent for the first year of the option renewal period shall be set at a fair market rental value of the Premises pursuant to the agreement of Lessor and Lessee.

In the second, third and fourth years of the five-year option term, the monthly Base Rent shall be increased annually four (4) percent over the monthly Base Rent for the immediate prior year of the option term.

If the parties are unable to agree upon the monthly Base Rent for the first year of the five-year option within thirty (30) days after exercise of this option, then each party shall appoint a licensed real estate broker (hereinafter referred to as "appraiser") with at least five years' experience leasing commercial space in the Potrero Hill, Dogpatch area in the City and County of San Francisco. If a party does not appoint an appraiser within thirty (30) days after the other party has given notice of the name of its appraiser, the single appraiser appointed shall be the sole appraiser and shall set the monthly Base Rent for the first year of the five-year option term. If the two appraisers are appointed by the parties as stated in this Lease, they shall meet promptly in an attempt to set the monthly Base Rent for the first year of the five-year option term. If they are unable to agree within 30 days after the second appraiser has been appointed, they shall attempt to elect a third appraiser meeting the qualifications in this paragraph within ten (10) days after the last day the two appraisers are required to set the Base Rent. If they are unable to agree on the third appraiser, either of the parties to this lease by giving ten (10) days' notice to the other party can apply to the Law and Motion Judge of the

Superior Court of San Francisco, for the selection of a third appraiser who meets the qualifications stated in this paragraph. Each of the parties shall bear one-half of the cost of appointing the third appraiser and of paying the third appraiser's fee. The third appraiser, however selected shall be a person who has not previously acted in any capacity for either party or the party's attorney. Within 30 days after selection of the third appraiser, the appraisers shall agree upon the monthly Base Rent for the first year of the five- year option term. If the appraisers are unable to agree upon the Base Rent within the stipulated time period, the five appraisals shall be added together and their total divided by five: the resulting quotient shall be the Base Rent for the Premises for the first year of the five-year option term. If, however, the low appraisal and/or the high appraisal are more than 25% lower and/or higher than the middle appraisal, the low appraisal and/or the high appraisal shall be disregarded. If only one appraisal is disregarded, the remaining two appraisals shall be added together and their total divided by two, the resulting quotient shall be the Base Rent for the Premises for the first year of the five-year option term. If both the low appraisal and the high appraisal are disregarded as stated in this paragraph, the middle appraisal shall be the Base Rent for the Premises for the first year of the five-year option term. After the monthly Base Rent for the first year of the five-year option term has been set, the appraisers shall immediately notify the parties of the monthly Base Rent for the first year of the five-year option term.